UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number:  0-32637

A.     Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Ames National Corporation 401(k) Profit Sharing Plan

B.     Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ames National Corporation
405 Fifth Street
Ames, Iowa 50010

REQUIRED INFORMATION

1.
Financial statements and schedules of the Ames National Corporation 401(k) Profit Sharing Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached hereto.

2.	A written consent of Independent Registered Public Accounting Firm is attached hereto as Exhibit 23 and is incorporated herein by this reference.

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
Ames, Iowa

FINANCIAL STATEMENTS
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Ames National Corporation 401(k) Profit Sharing Plan
Ames, Iowa

We have audited the accompanying statements of net assets available for benefits of Ames National Corporation 401(k) Profit sharing Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ames National Corporation 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Clifton Gunderson, LLP

West Des Moines, Iowa
June 24, 2010

AMES NATIONAL CORPORATION
401 (K) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008

CASH	$576,566	$470,934

PARTICIPANT-DIRECTED INVESTMENTS	20,494,248	17,781,500

RECEIVABLES
Accrued interest and dividends	28,014	49,600
Contributions receivable from employer	143	184

NET ASSETS AVAILABLE FOR BENEFITS	$21,098,971	$18,302,218

The accompanying notes are an integral part of the financial statements.

AMES NATIONAL CORPORATION
401 (K) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2009 and 2008

	2009	2008
ADDITIONS (REDUCTIONS) TO NET ASSETS
ATTRIBUTED TO:
Investment income (loss):
Interest	$140,210	$196,073
Dividends	413,109	732,236
Net appreciation (depreciation) in fair value of investments	1,471,013	(4,046,213)

Total investment income (loss)	2,024,332	(3,117,904)

Contributions:
Employer	730,710	615,272
Participants	684,000	605,476

Total contributions	1,414,710	1,220,748

Total additions (reductions)	3,439,042	(1,897,156)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	640,889	436,090
Operating expenses	1,400	1,380

Total deductions	642,289	437,470

NET INCREASE (DECREASE)	2,796,753	(2,334,626)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	18,302,218	20,636,844

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$21,098,971	$18,302,218

The accompanying notes are an integral part of the financial statements.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF PLAN

The Ames National Corporation 401(k) Profit Sharing Plan (the Plan) is sponsored by Ames National Corporation and its subsidiaries:  First National Bank, Ames, Iowa (the Plan trustee); Boone Bank & Trust, Boone, Iowa; Randall-Story State Bank, Story City, Iowa; State Bank & Trust, Nevada, Iowa; and United Bank & Trust, Marshalltown, Iowa (collectively, the Companies).  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General and eligibility

The Plan is a defined contribution plan covering employees of the Companies who have completed six months of employment with a minimum of 500 hours of service and are age 21 or older.  Employees are eligible to make salary deferral contributions to the Plan on January 1, or July 1, following their eligibility date.  To be entitled to employer contributions, a participant must complete 1,000 hours of service during the plan year and must be employed by the Companies on the last day of the Plan year.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 100% of their annual compensation as defined by the Plan subject to the Internal Revenue Service limitations for 2009 and 2008.  The Companies provide a matching contribution up to 2% of the participant’s compensation, a nondiscretionary contribution of 5% of the participants’ compensation and may also make additional discretionary contributions based on profits.  The discretionary contributions are determined by the Boards of Directors on an annual basis.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  All Plan investments were participant-directed into investment options offered by the Plan.

Participant accounts

Each participant’s account is credited with that participant’s contribution, the Companies’ matching contribution and an allocation of (a) the Companies’ discretionary contribution and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Forfeited balances of terminated participants’ nonvested balances are used to reduce future contributions from the Companies.

Vesting

Participants are immediately vested in their voluntary contributions and the employer matching contributions and earnings thereon.  Vesting in the Companies’ nondiscretionary and discretionary contributions and earnings thereon is based on years of continuous service.  A participant is 100% vested in discretionary contributions after three years of credited service with no vesting prior to that time.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Payment of benefits

On termination of service due to death, disability, retirement or any other reason, a participant or their beneficiaries may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum amount.  Benefits related to the profit sharing and 5% nondiscretionary contribution are paid only if the participant is employed on the last day of the Plan year and has 1,000 hours of service.

Loans to participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are treated as transfers between the investment fund and the participant loan fund.  Loans outstanding at December 31, 2009, mature through 2019 and the interest rates (as determined by the Plan Administrator) range from 2.75% to 7.75%.  Principal and interest are paid ratably through monthly payroll deductions, generally, over five years. However, repayment of loans for the purchase of a primary residence may exceed five years.  The loans are secured by the balance in the participant’s account.

Forfeited accounts

The forfeitures are used to reduce contributions from the Companies.  During the years ended December 31, 2009 and 2008, forfeitures from nonvested account balances reduced employer contributions by approximately $5,600 and $12,000, respectively.  Forfeitures for nonvested account balances for the years ended December 31, 2009 and 2008 were approximately $5,300 and $12,200, respectively.

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan year ends on December 31.  Significant accounting policies followed by the Plan are presented below.

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  Since fair value approximates contract value, there are no adjustments of the fully benefit-responsive investment contract from fair value to contract value.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates in preparing financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, the disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investments

Investments are reported at fair value.  Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  See Note 7 for discussion of fair value measurements.

Purchases and sales of investment securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold as well as unrealized gains and losses on investments held during the year.

Payment of benefits

Benefits are recorded when paid.

Recent accounting pronouncements

Effective July 1, 2009, the Plan adopted new accounting guidance related to GAAP under the Financial Accounting Standards Board Accounting Standard Codification (FASB ASC).  This guidance established FASB ASC as the source of authoritative GAAP to be applied by nongovernmental entities.  Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  FASB ASC is not intended to change GAAP or any requirement of the SEC.  The adoption did not have an impact on the Company’s financial position or results of operations.

NOTE 3 - FINANCIAL INSTRUMENT RISK

The Plan maintains all its cash in a non-interest bearing deposit account at First National Bank, Ames, Iowa.  As of December 31, 2009 and 2008, the balance in the Plan’s non-interest bearing transaction deposit account is fully insured by the FDIC.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 4 - ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Companies.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Companies.

NOTE 5 - INVESTMENTS

The following table presents the Plan investments that represent 5% or more of the Plan’s net assets:

	2009	2008

ANC Balanced Fund	$8,922,751	$8,915,912
Ames National Corporation Common Stock Fund	2,870,663	3,644,796
Vanguard Bond Index	1,594,422	*
Oppenheimer Develop Markets	1,143,239	*

* Balance less than 5% of Plan's net assets.

The Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in fair value as follows:

	2009	2008

Mutual fund	$1,568,367	$(2,750,184)
ANC Balanced Fund	631,950	(2,268,426)
Common stock	(729,304)	972,397

Net appreciation(depreciation) in fair value of investments	$1,471,013	$(4,046,213)

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 5 – INVESTMENTS (CONTINUED)

During 2009 and 2008, dividend and interest income from the Plan’s investments were as follows:

	2009	2008

Interest income:
ANC Balanced Fund	$128,225	$173,699
Stable Value Fund	4,057	11,131
Loan Fund	7,887	10,442
Money market accounts	41	801

Total Interest Income	$140,210	$196,073

Dividend income:
Mutual Fund	$133,006	$355,886
ANC Balanced Fund	201,759	221,829
Common stock	78,344	154,521

Total Dividend Income	$413,109	$732,236

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2009 and 2008, the Plan held 133,440 and 135,940 shares of Ames National Corporation, a party-in-interest, common stock with a fair value of $2,816,918 and $3,607,848, respectively.  At December 31, 2009 and 2008, the Plan also held cash totaling $576,566 and $470,934 at First National Bank, Ames, Iowa.

The Plan sold or distributed 2,500 shares for $61,637 during the year ended December 31, 2009.  The Plan purchased 544 shares of Ames National Corporation common stock for $18,388 during the year ended December 31, 2008.  The Plan sold or distributed 4,111 shares for $94,560 during the year ended December 31, 2008.

The Plan trustee is the Trust Department of First National Bank, Ames, Iowa.  All assets are held through trust agreement by the trustee, who is also a party-in-interest.

NOTE 7 – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.  The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs.  An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 7 – FAIR VALUE MEASUREMENTS (CONTINUED)

The standards require the use of valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities.  The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis.  The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).  Valuation techniques should be consistently applied.  Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  In that regard, a fair value hierarchy was established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The fair value hierarchy is as follows:

The fair value hierarchy is as follows:

Level 1:
Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3:
Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 7 – FAIR VALUE MEASUREMENTS (CONTINUED)

Following is a description of the valuation methodologies used for assets measured at fair value.   There have been no changes in the methodologies used at December 31, 2009 and 2008.

Investment contract:  Valued at fair value (which approximates contract value) of the net asset value (“NAV”) of the underlying investment in various mutual funds.

Mutual funds and bank administered trust fund:  Valued at the NAV of shares held by the Plan at year end.

Common stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

Money market account:  Valued at cost, which approximates fair value.

Participant loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 7 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the balances of assets measured at fair value on a recurring basis by level as of December 31:

2009

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total

Assets:
Mutual funds:
Mutual fund-other funds	$3,383,611	$-	$-	$3,383,611
Mutual funds-indexed funds	3,394,824	-	-	3,394,824
Mutual funds-money market fund	-	10,959	-	10,959
Mutual funds-target maturity funds	1,771,998	-	-	1,771,998
Total mutual funds	8,550,433	10,959	-	8,561,392

Bank administered trust funds:
Common stock-manufacturing	3,054,688	-	-	3,054,688
Common stock-finance, insurance & real estate	667,103	-	-	667,103
Common stock-other	1,165,783	-	-	1,165,783
Corporate bonds	-	882,296	-	882,296
Money market accounts	-	655,281	-	655,281
Mutual fund-fixed income funds	618,131	-	-	618,131
Mutual fund-other funds	407,633	-	-	407,633
Mutual funds-indexed funds	193,164	-	-	193,164
Preferred stock	167,900	-	-	167,900
U.S. government agency securities	-	1,110,772	-	1,110,772
Total bank administered trust funds	6,274,402	2,648,349	-	8,922,751

Common stock fund:
Ames National Corporation, common stock	2,816,918	-	-	2,816,918
Money market account	-	53,745	-	53,745
Total common stock fund	2,816,918	53,745	-	2,870,663

Participant loans	-	-	139,442	139,442

Total assets at fair value	$17,641,753	$2,713,053	$139,442	$20,494,248

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 7 – FAIR VALUE MEASUREMENTS (CONTINUED)

2008

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total

Assets:
Investment contract	$-	$579,623	$-	$579,623

Mutual funds:
Mutual fund-other funds	1,981,447	-	-	1,981,447
Mutual funds-indexed funds	1,551,964	-	-	1,551,964
Mutual funds-target maturity funds	968,436	-	-	968,436
Total mutual funds	4,501,847	-	-	4,501,847

Bank administered trust funds:				-
Common stock-manufacturing	2,852,111	-	-	2,852,111
Common stock-finance, insurance & real estate	695,549	-	-	695,549
Common stock-other	1,421,909	-	-	1,421,909
Corporate bonds	-	1,154,613	-	1,154,613
Money market accounts	-	267,065	-	267,065
Mutual fund-fixed income funds	302,180	-	-	302,180
Mutual fund-other funds	290,102	-	-	290,102
Mutual funds-indexed funds	154,608	-	-	154,608
Preferred stock	204,681	-	-	204,681
U.S. government agency securities	-	1,573,094	-	1,573,094
Total bank administered trust funds	5,921,140	2,994,772	-	8,915,912

Common stock fund:
Ames National Corporation, common stock	3,607,848	-	-	3,607,848
Money market account	-	36,948	-	36,948
Total common stock fund	3,607,848	36,948	-	3,644,796

Participant loans	-	-	139,322	139,322

Total assets at fair value	$14,030,835	$3,611,343	$139,322	$17,781,500

Investments are recorded at fair value on a daily basis.  Fair value measurement is based upon quoted prices, if available.  If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the securities credit rating, prepayment assumptions and other factors such as credit loss assumptions.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 7 – FAIR VALUE MEASUREMENTS (CONTINUED)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets, consisting of participant loans, for the years ended December 31, 2009 and 2008:

	2009	2008

Balance, beginning of year	$139,322	$155,226

Purchase, sales, issuances and settlements (net)	120	(15,904)

Balance, end of year	$139,442	$139,322

NOTE 8 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

At December 31, 2008, the Plan had entered into a fully benefit responsive investment contract with MetLife Insurance Company.  The contract was designated as the MetLife Stable Value Fund.  The MetLife Insurance Company guaranteed principal and accumulated earnings.  The MetLife Stable Value Fund had a total return for 2008 of 4.39%.  Contract value and fair value, as reported by the third party administrator to the Plan, were substantially the same.  As of December 31, 2009, the Plan no longer offers this investment choice to its participants.

NOTE 9 - PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right to terminate the Plan at any time subject to the provisions of ERISA.  Upon termination all participants will become 100% vested in their accounts.

NOTE 10 - TAX STATUS

The Plan obtained its latest determination letter dated March 31, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) and, therefore, not subject to tax.  The Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

NOTE 11 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c ) Description of investment	(d) Cost	(e) Fair Value

	Assets held by First National Bank, Ames, Iowa, as Trustee*

	American Europacific Growth R5	Mutual fund	**	$379,598
	American Funds Capital Income Builder R5	Mutual fund	**	224,781
	American Funds Growth	Mutual fund	**	680,669
	American Funds Income Fund	Mutual fund	**	265,999
	Davis NY Venture A	Mutual fund	**	498,120
	Oppenheimer Develop Markets	Mutual fund	**	1,143,239
	Pimco Total Return R	Mutual fund	**	9,469
	Vanguard 500 Index	Mutual fund	**	290,974
	Vanguard Bond Index	Mutual fund	**	1,594,422
	Vanguard Develop Markets Index	Mutual fund	**	262,834
	Vanguard Mid-Cap Index	Mutual fund	**	535,470
	Vanguard Prime Money Market Index	Mutual fund	**	10,959
	Vanguard Small-Cap Index	Mutual fund	**	701,655
	Vanguard Target Retire 2005	Mutual fund	**	65,036
	Vanguard Target Retire 2015	Mutual fund	**	180,658
	Vanguard Target Retire 2025	Mutual fund	**	804,876
	Vanguard Target Retire 2035	Mutual fund	**	276,436
	Vanguard Target Retire 2045	Mutual fund	**	213,979
	Vanguard Target Retire Income	Mutual fund	**	231,013
	Washington Mutual Investors	Mutual fund	**	191,205
	Total			8,561,392

*	ANC Balanced Fund	Bank administered trust fund	**	8,922,751

*	Ames National Corporation, common stock	Common stock fund	**	2,816,918
	Money market account	Common stock fund	**	53,745
	Total			2,870,663

*	Participant loans	Loans, with interest rates ranging from 2.75% to 7.75% and maturity dates from October 2010 through September 2019.		139,442
	Total investments			$20,494,248

*	Indicates a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments, and, therefore is not included

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 24, 2010

AMES NATIONAL CORPORATION 401(k) PROFIT SHARING PLAN

By: First National Bank, Ames, Iowa, Trustee

By: /s/ Steven J. McLaughlin
Name: Steven J. McLaughlin
Title: Vice President and Senior Trust Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit

23	Consent of Independent Registered Accounting Firm